BIOXYTRAN, INC.

75 2nd Ave., Ste 605

Needham, Massachusetts 02494

September 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Bioxytran, Inc. – Registration Statement on Form S-1, Registration No. 333-274576 Delaying Amendment.

Ladies and Gentlemen:

Bioxytran, Inc. (the “Registrant”) hereby respectfully submits this corrected Delaying Amendment to the Registrant’s Registration Statement on Form S-1 (File No. 333-274576), together with all exhibits thereto, initially filed on September 19, 2023 (the “Registration Statement”).

The Company hereby amends the “Delaying Amendment” language contained in Exhibit 107 to the Registration Statement to read as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have any questions with respect to this matter, please contact Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC at (509) 455-9077.

Sincerely, BIOXYTRAN, INC.

/s/ Ola Soderquist
Ola Soderquist Chief Financial Officer